| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-67458 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aventura Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5550 Glades Road, Suite 535
(No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Daniel Cauceglia | 305 466 0467 | dcauceglia@aventuracap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVENUE, SUITE 130 | MAITLAND | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Cauceglia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aventura Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIMOTHY B. MOY NOTARY PUBLIC MY COMMISSION EXPIRES 6-7-2026 STATE OF FLORIDA COMMISSION NUMBER HH 246334

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**AVENTURA SECURITIES, LLC**
**FINANCIAL STATEMENTS AND SCHEDULES**

**For the Year Ended**
**December 31, 2025**
**With Report of Independent Registered Public Accounting Firm**

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Aventura Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Aventura Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aventura Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Aventura Securities, LLC management. Our responsibility is to express an opinion on Aventura Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aventura Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Aventura Securities, LLC's financial statements. The supplemental information is the responsibility of Aventura Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Aventura Securities, LLC's auditor since 2024.

Maitland, Florida

April 28, 2026

**AVENTURA SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2025**

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 7,439 |
| Accounts receivable | | 52,093 |
| Securities owned | | 182,514 |
| Due from clearing brokers | | 199,213 |
| Deposits with clearing brokers | | 410,225 |
| Due from related party | | 53,025 |
| Property and equipment, at cost, less accumulated depreciation of $1,712 | | - |
| Prepaid expenses and other assets | | 13,901 |
| Total assets | $ | 918,409 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 25,093 |
| Accrued compensation | | 19,526 |
| Due to clearing broker | | 23 |
| Commissions payable | | 179,524 |
| Total liabilities | | 224,166 |
| Member's equity | | 694,243 |
| Total liabilities and member's equity | $ | 918,409 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2025**

| | |
|---|---:|
| **REVENUES** | |
| Commissions | $ 1,259,599 |
| Riskless Principal Markups | 93,449 |
| Mutual fund fees | 7,998 |
| Mutual fund 12b-1's (distribution fees) | 92,925 |
| Fees from related party | 90,000 |
| Prime brokerage fees | 686,013 |
| Rebates from market access | 55,720 |
| Dividends | 11,150 |
| Interest rebate income | 110,885 |
| Interest | 16,281 |
| | |
| Total revenues | 2,424,020 |
| | |
| **EXPENSES** | |
| Commissions, compensation and benefits | 1,436,378 |
| Commissions paid to other broker dealers | 41,528 |
| Clearance and execution | 464,329 |
| Technology and communications | 264,168 |
| Occupancy and equipment | 51,722 |
| Loss on investment accounts | 5,125 |
| Other | 97,444 |
| | |
| Total expenses | 2,360,695 |
| | |
| NET INCOME | $ 63,325 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the Year Ended December 31, 2025**

| | |
|---|---:|
| Balance, December 31, 2024 | $ 705,517 |
| Contributions | 0 |
| Distributions | (74,599) |
| Net Income | 63,325 |
| Balance, December 31, 2025 | $ 694,243 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2025**

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---:|---:|
| Net income | $ | 63,325 |
| | | |
| Items which do not impact cash | | |
| Depreciation | | 257 |
| | | |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Increase in accounts receivable | | 1,684 |
| Increase in due from related party | | 11,158 |
| Decrease in due from clearing brokers | | (29,400) |
| Decrease in deposits with clearing brokers | | (67,684) |
| Decrease in prepaid expenses and other assets | | (1,045) |
| Increase in securities owned | | - |
| Decrease in due from member | | - |
| Increase in accounts payable and accrued expenses | | (6,734) |
| Decrease in commissions payable | | 92,123 |
| Decrease in accrued compensation | | 18,118 |
| Net cash provided by operating activities | | 81,802 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Contributions | | - |
| Distributions | | (74,599) |
| Net cash provided by financing activities | | (74,599) |
| | | |
| NET DECREASE IN CASH | | 7,203 |
| | | |
| CASH: | | |
| Beginning of year | | 235 |
| | | |
| End of year | $ | 7,438 |

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Description of Business**:  Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC. As a limited liability company, the member's liability is limited to its investment.

The Company operates  as a "general securities" broker-dealer executing trades for institutional and retail customers.  The Company does not carry customer accounts or perform custodial functions relating to customer securities.  Customers of the Company are introduced to a carrying broker-dealer (clearance broker) on a fully disclosed basis.  The Company's customers are located throughout the United States.

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services, including agency transaction, riskless principal transactions, prime brokerage and administration. The Company has identified its President as the chief operatioing decision maker ("CODM"), who uses net income to evaluatee the results of the business, predominantly in the dorecasting process, to manage the Company. Additionallym the CODM uses excess net capital, which is not a measure of profit and loss, to maje operational decisions while maintaining capital adeqacuy, such as whether to reinvest profits or pay dividens.  The Company's operations constitute a single oeprating segment therefore, a single reportable segment, because the CODM manges the business activities using incformation of the Company as a whole.  The accounnting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Income Taxes**:  The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes.  Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.  A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.  The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

**Estimates**:  Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.  Actual results could vary from the estimates that were assumed in preparing the financial statements.

**Cash and cash equivalents**:  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

**Securities Owned:**  Securities owned consist of money market funds and mutual funds at December 31, 2025.  The securities owned are valued at fair value.  The resulting difference between cost and fair value is included in income.  Proprietary securities transactions are recorded on the trade date as if they had settled.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Accounts Receivable**:  Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer.  The Company regularly reviews its accounts receivable for any uncollectible amounts.  The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.  Based on mangement's review of accounts receivable, no allowance for credit losses is considered necessary.

**Revenue from Contracts with Customers:**

Revenue from contracts with customers includes commission income and fees from customers.  The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers.  Each time a customer enters into a buy or sell transaction, the Company charges a commission and other transactional based fees.  Commissions and fees charged to customers as well as related clearing expenses are recorded on the trade date (the date that the Comany fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).  The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

**Interest Rebate Income:**  Interest rebate income, which is the net interest earned on cash held in customer accounts, and other incomes are recognized monthly, which is when the Company believes its performance obligation has been satisfied.  There were no unstatisfied performance obligations as of December 31, 2025.

**Distribution Fees (12B-1 Fees):** The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors.  The Company receives distribution fees paid by the fund upfront, over time upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof.  The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.  For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this contraint until the market value of the fund and the investor's activities are known, which are usually monthly or quarterly.  Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

**Mutual Fund Fees:** Commissions received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled and based on trade date.  Service is fulfilled for mutual funds when the application is received.

**Riskless Principal Transactions:** The Company receives a fee from trades that are ordered by customers of the firm and are executedat another broker dealer for best execution. The fee is a mark up between the purchase and sale for which revenue is recognized on the trade date.

**Prime Brokerage Fees:** The Company receives fees from customers who order and execute trades at another broker dealer which settle into their account at Company's clearing firm. Revenue is recognized at the time the Company receives a notice that the trade has occurred and settles into their clearing account as is when management has determined all performance obligations are satisfied.

**Date of Management's Review**:  In preparing these financial statements, the Management of the Company has evaluated events and transactions through the date the financial statements were available to be issued and there are no events or transactions requiring disclosure or recognition.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $561,827 which was $546,983 more than its required net capital of $14,844 and the ratio of aggregate indebtedness to net capital was .3989 to 1.00.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENTS

The Company has agreements with clearing brokers to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain deposits in cash or securities. Amounts receivable from the Company's clearing brokers at December 31, 2025 consist of commissions receivable and funds held in various accounts. The receivable is considered fully collectible at December 31, 2025 and no allowance is required.

NOTE E - RELATED PARTY TRANSACTIONS

At times, the member separately pays for certain operating expenses of the Company for which it subsequently seeks reimbursement. There are no amounts due from the Company at December 31, 2025 arising from the member's payment of such expenses.

During 2025, the Company recognized $90,000 of fee revenue from a related Registered Investment Advisor entity pursuant to a services agreement. These fees primarily relate to sevices such as the execution of mutual fund, options, and fixed income trades on behalf of the related entity and related technology and systems expenses.

The Company shares certain personnel with the related Registered Investment Advisor. The shared personnel are directly compensated by the respective entities based upon the estimated relative time spent by the personnel on each entity. The compensation expensed by the Company for these shared personnel during 2025 was $175,983.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

## NOTE F - RETIREMENT PLAN

The Company's Member has adopted a profit sharing plan that is subject to the expense sharing agreement with the Company as described in Note E. There were no amounts expensed by the Company related to this plan during 2025.

## NOTE G - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or· cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value heirarchy for those assets and liabilities measured

|  | Fair Value Measurements December 31, 2025 | Level 1 Valuation | Level 2 Valuation | Level 3 Valuation |
|---|---|---|---|---|
| Securities owned, money market funds | $ 5,828 | $ 5,828 | - | - |
| Securities owned, mutual funds, fixed income | 182,514 | 182,514 | - | - |
| Securities owned, corporate bonds | 0 | 0 | 0 | - |
| Total | $ 188,342 | $ 188,342 | 0 | - |

**AVENTURA SECURITIES, LLC**

**Supplementary Information**
**Pursuant to rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2025**

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**AVENTURA SECURITIES, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**

**December 31, 2025**

| | | |
|---|---|---:|
| Net Capital | | |
| Total member's equity qualified for net capital | $ | 694,243 |
| | | |
| Accounts receivable | | (52,093) |
| Due from related party | | (53,025) |
| Prepaid expenses and other assets | | (13,901) |
| | | |
| Net capital before haircuts | | 575,224 |
| | | |
| Less haircuts | | 13,397 |
| | | |
| Net capital | $ | 561,827 |
| | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 14,844 |
| | | |
| Excess net capital | $ | 546,983 |
| | | |
| Aggregate Indebtedness: | | |
| Liabilities | $ | 224,166 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .3989 to 1.00 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025.

There are no significant differences between net capital in Part IIA of Form X-17A-5, as amended, and net capital above.

**AVENTURA SECURITIES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2025**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2025**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Comapany does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member
of Aventura Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aventura Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Aventura Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aventura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aventura Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemptive provisions and provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 28, 2026



AVENTURA SECURITIES, LLC
MEMBER FINRA, SIPC & MSRB

**BROKER DEALERS ANNUAL EXEMPTION REPORT**

Aventura Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December, 31, 2025, without exception.
3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to one or more of the following: (1) proprietary trading; and (2) effecting securities transactions via subscriptions on a subscription way basis where funds are [payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received promptly transmitted for effecting via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

____________________________
Daniel Cauceglia
March 17, 2026